January 26, 2010

Mr. Brian R. Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance - Washington D.C. Office

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	Cascade Corporation
Form 10-K for the fiscal year ended January 31, 2009
Filed April 6, 2009
Form 10-Q for the quarter ended October 31, 2009
File No. 001-12557

Dear Mr. Cascio:

This letter and the accompanying information comes to you in response to your letter dated January 13, 2010, requesting information on Cascade Corporation’s Form 10-K for the fiscal year ended January 31, 2009 and Form 10-Q for the quarter ended October 31, 2009. To aid in readability, each of your requests have been written in italics, followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17.

Comparison of Fiscal 2009 and Fiscal 2008, page 18

1.	Under Executive Summary, you disclose measures of operating income, net income and diluted earnings per share, excluding the asset impairment charge and insurance litigation recovery. In future filings, please provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K, for each individual non-GAAP measure.

We will revise our future filings to include disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K, for each individual non-GAAP measure.

Impairment of Goodwill, page 33

2.	Please tell us and in future filings clarify how your reporting units were identified and how these relate to the four operating segments disclosed on page 49. Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated.

Our goodwill impairment assessment is performed at the reporting unit level. We define our reporting units as either operating segments or components, which are one level below an operating segment. Components of an operating segment are businesses where financial information is available and regularly reviewed by our management. Where appropriate, we aggregate components that have similar economic characteristics into a single reporting unit.

As disclosed in our Form 10-K, we define our operating segments to be North America, Europe, Asia Pacific and China and define our reporting units for purposes of our goodwill impairment assessment to be North America Non-Construction, North America Construction, Europe and Australia. There is no goodwill in China or in the other components comprising our Asia Pacific operating segment, therefore these are not included as reporting units in our goodwill impairment assessment.

The chart below outlines the relationship between our operating segments and goodwill reporting units:

Goodwill
	Operating	Reporting
Business	Segment	Unit
North America	X
Non-Construction		X
Construction		X
Europe	X	X
Asia Pacific	X
Australia		X
Other		N/A
China	X	N/A

When assessing goodwill in the North America operating segment, we identified components one level below the operating segment that qualified as separate reporting units. Specifically, these were our North America Construction business and North America Non-Construction business.

The North America Construction reporting unit includes businesses in the construction attachment industry. During 2007 and 2008 we made our first acquisitions in the construction attachment industry. Prior to those dates, our business related to the construction industry was minor. Goodwill, as a result of these acquisitions, related specifically to the construction attachment business.

The North America Non-Construction reporting unit is an aggregation of entities in our core business of manufacturing and distributing material load handling engagement products for the forklift industry. Goodwill in this reporting unit arose as a result of acquisitions made in 1997. While we believe the components comprising the construction and non-construction reporting units meet the aggregation criteria specified in ASC 350-20-35-35, combining all North American components into one reporting unit is not appropriate due to the following factors:

Factor	Construction	Non-Construction
Market share	Minimal market share	Market leader
Location of customers	Western United States and Canada	North, Central, South America
Sales indicators	Construction industry including housing market, commercial building and infrastructure improvements	Lift truck industry and general economic growth and conditions

Goodwill is allocated based on the acquisition cost of a component within a reporting unit. Once allocated to a reporting unit, we do not make any adjustments to the manner in which that goodwill is allocated. Our only change to the number of reporting units resulted from our acquisitions in the North America construction business in 2007 and 2008.

We will clarify how our reporting units were identified and how they relate to our operating segments in future filings. We will also disclose how goodwill is allocated to our reporting units and if there have been any changes to our reporting units in future filings.

3.	We note that you recorded $29 million of goodwill impairment in fiscal 2009 and you have remaining $74 million of goodwill as of January 31, 2009. We also note the significant decline in net sales for the nine months ended October 31, 2009 compared to the prior interim period in your Form 10-Q for the quarterly period ended October 31, 2009. In future filings, please clarify how you perform step one and two of the goodwill impairment test. In addition, for each reporting unit that is at risk of failing step one, please provide the following disclosure:

a.	Disclose the amount of goodwill allocated to the reporting unit;

b.	Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

c.	Description of the methods and key assumptions used and how the key assumptions were determined;

d.	Discuss the degree of uncertainty associated with the key assumptions; and

e.	Describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In future filings, we will revise our disclosures to include a discussion of step one and step two of the goodwill impairment test. We will also disclose the following for all reporting units that are at risk of failing step one of the goodwill impairment test:

•	Amount of goodwill allocated to the reporting unit;

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of methods and key assumptions used and how the key assumptions were determined;

•	The degree of uncertainty associated with the key assumptions; and

•	Potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the Fiscal Quarter Ended October 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18.

Financial Condition and Liquidity, page 29

4.	We note your disclosure on page 29 regarding the July 2009 amendment to your loan agreement. In future filings, please discuss the added flexibility gained from the amendment, and the extent to which the amendment was necessary in order to avoid a breach of the covenants in the loan agreement due to your increased restructuring costs and reduced capital expenditures, or advise us why such disclosure is not required. We note the discussion in your September 3, 2009 earnings conference call.

We will revise our future filings to include the reasons for amending our loan agreement, including the easing of loan covenants, and the flexibility gained from the loan amendment.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions, require any additional documentation or would like to discuss any item in this submission. We look forward to your review and response.

Sincerely,

/s/ Joseph Pointer
Joseph Pointer
Chief Financial Officer

Cc:	Rob Helmholz, Partner
PricewaterhouseCoopers LLP

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